UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92537N108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,839,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,839,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,214,053
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,214,053
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,214,053*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

CO

* Includes 5,164,268 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,610,429
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,610,429
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,610,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,214,840
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,214,840
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,214,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,643,679
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,643,679
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,643,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

* Consisting of 4,643,679 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,643,679
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,643,679
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,643,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

* Consisting of 4,643,679 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,858,519
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,858,519
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,858,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 4,643,679 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		677,959
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

677,959
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

677,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		677,959
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

677,959
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

677,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,536,478
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,536,478
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,536,478*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 4,643,679 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,103,106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,103,106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,839,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,839,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,839,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,839,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,839,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,839,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,839,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,839,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,839,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,839,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,839,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 9,807,947 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP No. 92537N108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”), of Vertiv Holdings Co, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1050 Dearborn Drive, Columbus, Ohio 43085.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard P Fund LP, a Cayman Islands exempted limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(vi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the managing member of Starboard P GP;
(vii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(viii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(x)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(xi)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
18

CUSIP No. 92537N108

(xii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xiii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xiv)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard P GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

19

CUSIP No. 92537N108

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of 9,049,785 Shares beneficially owned by Starboard V&O Fund is approximately $108,594,493, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 5,164,268 Shares by Starboard V&O Fund is approximately $52,981,222, excluding brokerage commissions. The aggregate purchase price of the 1,610,429 Shares beneficially owned by Starboard S LLC is approximately $18,424,316, excluding brokerage commissions. The aggregate purchase price of the 1,214,840 Shares beneficially owned by Starboard C LP is approximately $13,847,531, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 4,643,679 Shares by Starboard P LP is approximately $51,200,627, excluding brokerage commissions. The aggregate purchase price of the 677,959 Shares beneficially owned by Starboard L Master is approximately $7,764,770, excluding brokerage commissions. The aggregate purchase price of the 3,103,106 Shares beneficially owned by Starboard X Master is approximately $35,405,829, excluding brokerage commissions. The aggregate purchase price of the 2,374,934 Shares held in the Starboard Value LP Account is approximately $23,725,533, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

20

CUSIP No. 92537N108

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 377,038,078 Shares outstanding, as of July 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on October 19, 2022, Starboard V&O Fund beneficially owned 14,214,053 Shares, including 5,164,268 Shares underlying certain forward purchase contracts.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 14,214,053
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,214,053
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 19, 2022, Starboard S LLC beneficially owned 1,610,429 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,610,429
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,610,429
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP No. 92537N108

C.	Starboard C LP
(a)	As of the close of business on October 19, 2022, Starboard C LP beneficially owned 1,214,840 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,214,840
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,214,840
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard P LP
(a)	As of the close of business on October 19, 2022, Starboard P LP beneficially owned 4,643,679 Shares, consisting of 4,643,679 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 4,643,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,643,679
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 4,643,679 Shares owned by Starboard P LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 4,643,679
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,643,679
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
22

CUSIP No. 92537N108

F.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 1,214,840 Shares owned by Starboard C LP and (ii) 4,643,679 Shares owned by Starboard P LP.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 5,858,519
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,858,519
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L Master
(a)	As of the close of business on October 19, 2022, Starboard L Master beneficially owned 677,959 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 677,959
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 677,959
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 677,959 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 677,959
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 677,959
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
23

CUSIP No. 92537N108

I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 1,214,840 Shares owned by Starboard C LP, (ii) 4,643,679 Shares owned by Starboard P LP and (iii) 677,959 Shares owned by Starboard L Master.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 6,536,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,536,478
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP, Starboard P LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard X Master
(a)	As of the close of business on October 19, 2022, Starboard X Master beneficially owned 3,103,106 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,103,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,103,106
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard Value LP
(a)	As of the close of business on October 19, 2022, 2,374,934 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 14,214,053 Shares owned by Starboard V&O Fund, (ii) 1,610,429 Shares owned by Starboard S LLC, (iii) 1,214,840 Shares owned by Starboard C LP, (iv) 4,643,679 Shares owned by Starboard P LP, (v) 677,959 Shares owned by Starboard L Master, (vi) 3,103,106 Shares owned by Starboard X Master and (vii) 2,374,934 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 27,839,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,839,000
4. Shared power to dispose or direct the disposition: 0

24

CUSIP No. 92537N108

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 14,214,053 Shares owned by Starboard V&O Fund, (ii) 1,610,429 Shares owned by Starboard S LLC, (iii) 1,214,840 Shares owned by Starboard C LP, (iv) 4,643,679 Shares owned by Starboard P LP, (v) 677,959 Shares owned by Starboard L Master, (vi) 3,103,106 Shares owned by Starboard X Master and (vii) 2,374,934 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 27,839,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,839,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 14,214,053 Shares owned by Starboard V&O Fund, (ii) 1,610,429 Shares owned by Starboard S LLC, (iii) 1,214,840 Shares owned by Starboard C LP, (iv) 4,643,679 Shares owned by Starboard P LP, (v) 677,959 Shares owned by Starboard L Master, (vi) 3,103,106 Shares owned by Starboard X Master and (vii) 2,374,934 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 27,839,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,839,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
25

CUSIP No. 92537N108

N.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 14,214,053 Shares owned by Starboard V&O Fund, (ii) 1,610,429 Shares owned by Starboard S LLC, (iii) 1,214,840 Shares owned by Starboard C LP, (iv) 4,643,679 Shares owned by Starboard P LP, (v) 677,959 Shares owned by Starboard L Master, (vi) 3,103,106 Shares owned by Starboard X Master and (vii) 2,374,934 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 27,839,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,839,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 14,214,053 Shares owned by Starboard V&O Fund, (ii) 1,610,429 Shares owned by Starboard S LLC, (iii) 1,214,840 Shares owned by Starboard C LP, (iv) 4,643,679 Shares owned by Starboard P LP, (v) 677,959 Shares owned by Starboard L Master, (vi) 3,103,106 Shares owned by Starboard X Master and (vii) 2,374,934 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,839,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 27,839,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

26

CUSIP No. 92537N108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 5,164,268 Shares having an aggregate purchase price of approximately $52,981,222, (each a “September 2023 UBS Forward Contract”). Each of the September 2023 UBS Forward Contracts has a final valuation date of September 29, 2023, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the September 2023 UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the September 2023 UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Starboard P LP entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 4,643,679 Shares having an aggregate purchase price of approximately $51,200,627 (each an “April 2024 UBS Forward Contract”). Each of the April 2024 UBS Forward Contracts has a final valuation date of April 10, 2024, however, Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the April 2024 UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the April 2024 UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On October 20, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated October 20, 2022.
99.2	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated October 20, 2022.

27

CUSIP No. 92537N108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

28

CUSIP No. 92537N108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 92537N108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	3,210	12.0600	08/22/2022
Purchase of Common Stock	3,210	12.0600	08/22/2022
Purchase of Common Stock	37,500	12.0853	08/22/2022
Purchase of Common Stock	37,500	12.0853	08/22/2022
Purchase of Forward Contract	450,001	12.0852	08/22/2022
Sale of Common Stock	(297,126)	12.0666	08/22/2022
Sale of Common Stock	(152,875)	12.0666	08/22/2022
Purchase of Common Stock	115,678	12.0865	08/22/2022
Purchase of Common Stock	115,678	12.0865	08/22/2022
Sale of Common Stock	(156,388)	12.0473	08/23/2022
Sale of Common Stock	(218,613)	12.0473	08/23/2022
Purchase of Forward Contract	375,001	12.0546	08/23/2022
Purchase of Common Stock	69,000	12.0260	08/23/2022
Purchase of Common Stock	69,000	12.0260	08/23/2022
Purchase of Common Stock	30,000	12.1008	08/24/2022
Purchase of Common Stock	30,000	12.1008	08/24/2022
Sale of Common Stock	(99,000)	12.3988	08/25/2022
Sale of Common Stock	(99,000)	12.3988	08/25/2022
Purchase of Forward Contract	198,000	12.4008	08/25/2022
Purchase of Common Stock	120,000	11.9144	08/26/2022
Purchase of Common Stock	120,000	11.9144	08/26/2022
Purchase of Forward Contract	240,000	11.8888	08/29/2022
Sale of Common Stock	(120,000)	11.8843	08/29/2022
Sale of Common Stock	(120,000)	11.8843	08/29/2022
Purchase of Common Stock	15,000	11.8238	08/29/2022
Purchase of Common Stock	15,000	11.8238	08/29/2022
Purchase of Common Stock	15,000	11.8869	08/29/2022
Purchase of Common Stock	15,000	11.8869	08/29/2022
Purchase of Common Stock	7,500	11.9911	08/30/2022
Purchase of Common Stock	7,500	11.9911	08/30/2022
Purchase of Common Stock	22,500	11.7614	08/30/2022
Purchase of Common Stock	22,500	11.7614	08/30/2022
Purchase of Common Stock	28,240	11.5374	08/31/2022
Purchase of Common Stock	28,240	11.5374	08/31/2022
Purchase of Common Stock	30,000	11.6365	08/31/2022
Purchase of Common Stock	30,000	11.6365	08/31/2022
Purchase of Common Stock	62,893	11.3124	09/01/2022
Purchase of Common Stock	62,892	11.3124	09/01/2022
Purchase of Common Stock	15,275	11.2497	09/02/2022
Purchase of Common Stock	15,275	11.2497	09/02/2022
Sale of Common Stock	(181,133)	11.3600	09/02/2022
Sale of Common Stock	(181,132)	11.3600	09/02/2022
Purchase of Forward Contract	362,265	11.3687	09/02/2022
Purchase of Common Stock	30,550	11.8317	09/08/2022
Purchase of Common Stock	30,550	11.8317	09/08/2022
Purchase of Common Stock	2,783	12.7384	09/09/2022
Purchase of Common Stock	2,783	12.7384	09/09/2022
Purchase of Common Stock	10,998	13.2250	09/09/2022
Purchase of Common Stock	10,998	13.2250	09/09/2022
Purchase of Common Stock	48,880	13.0958	09/09/2022
Purchase of Common Stock	48,880	13.0958	09/09/2022
Purchase of Common Stock	2,658	13.2450	09/09/2022
Purchase of Common Stock	2,658	13.2450	09/09/2022
Purchase of Forward Contract	213,850	13.3444	09/12/2022
Purchase of Common Stock	14,236	13.3650	09/12/2022
Purchase of Common Stock	14,236	13.3650	09/12/2022
Sale of Common Stock	(102,706)	13.3320	09/12/2022
Sale of Common Stock	(111,144)	13.3320	09/12/2022
Purchase of Common Stock	64,030	13.4381	09/12/2022
Purchase of Common Stock	64,030	13.4381	09/12/2022
Purchase of Common Stock	122,200	12.8178	09/13/2022
Purchase of Common Stock	122,200	12.8178	09/13/2022
Purchase of Forward Contract	409,370	12.8296	09/14/2022
Sale of Common Stock	(208,904)	12.8154	09/14/2022
Sale of Common Stock	(200,466)	12.8154	09/14/2022
Purchase of Common Stock	64,155	12.8430	09/14/2022
Purchase of Common Stock	64,155	12.8430	09/14/2022
Purchase of Common Stock	61,100	12.9865	09/15/2022
Purchase of Common Stock	61,100	12.9865	09/15/2022
Purchase of Common Stock	76,375	12.3587	09/16/2022
Purchase of Common Stock	76,375	12.3587	09/16/2022
Sale of Common Stock	(201,630)	12.3722	09/19/2022
Sale of Common Stock	(201,630)	12.3722	09/19/2022
Purchase of Forward Contract	403,260	12.3798	09/19/2022
Purchase of Common Stock	61,100	12.2714	09/20/2022
Purchase of Common Stock	61,100	12.2714	09/20/2022
Purchase of Common Stock	35,133	12.1950	09/21/2022
Purchase of Common Stock	35,132	12.1950	09/21/2022
Purchase of Common Stock	47,353	11.9568	09/21/2022
Purchase of Common Stock	47,352	11.9568	09/21/2022
Purchase of Common Stock	45,825	11.7517	09/21/2022
Purchase of Common Stock	45,825	11.7517	09/21/2022
Purchase of Common Stock	25,582	11.5697	09/22/2022
Purchase of Common Stock	25,582	11.5697	09/22/2022
Sale of Common Stock	(94,705)	11.1880	09/22/2022
Sale of Common Stock	(94,705)	11.1880	09/22/2022
Sale of Common Stock	(94,706)	11.1918	09/22/2022
Sale of Common Stock	(94,704)	11.1918	09/22/2022
Purchase of Forward Contract	378,820	11.1968	09/22/2022
Purchase of Common Stock	65,683	11.1610	09/22/2022
Purchase of Common Stock	65,682	11.1610	09/22/2022
Purchase of Common Stock	91,730	10.0329	09/23/2022
Purchase of Common Stock	91,730	10.0329	09/23/2022
Sale of Common Stock	(182,995)	9.8830	09/26/2022
Sale of Common Stock	(182,994)	9.8830	09/26/2022
Purchase of Forward Contract	365,989	9.8962	09/26/2022
Purchase of Common Stock	15,275	9.8056	09/26/2022
Purchase of Common Stock	15,275	9.8056	09/26/2022
Sale of Common Stock	(15,275)	10.0581	09/27/2022
Sale of Common Stock	(15,275)	10.0581	09/27/2022
Purchase of Forward Contract	30,550	10.0656	09/27/2022
Purchase of Common Stock	15,425	11.8324	10/06/2022
Purchase of Common Stock	15,425	11.8324	10/06/2022
Exercise of Forward Contract	352,300	13.6237	10/07/2022
Purchase of Common Stock	23,138	11.1660	10/07/2022
Purchase of Common Stock	23,137	11.1660	10/07/2022
Purchase of Common Stock	561,031	11.1802	10/10/2022
Purchase of Common Stock	583,878	11.0316	10/11/2022
Purchase of Common Stock	66,038	11.0285	10/12/2022
Purchase of Common Stock	198,115	10.7628	10/13/2022
Purchase of Common Stock	132,077	10.4754	10/14/2022
Purchase of Common Stock	121,012	10.7870	10/17/2022
Exercise of Forward Contract	6,958,209	12.1655	10/18/2022
Purchase of Forward Contract	182,107	11.4363	10/18/2022
Purchase of Forward Contract	1,032,161	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	760	12.0600	08/22/2022
Purchase of Common Stock	8,875	12.0853	08/22/2022
Purchase of Forward Contract	53,250	12.0852	08/22/2022
Sale of Common Stock	(53,250)	12.0666	08/22/2022
Purchase of Common Stock	27,377	12.0865	08/22/2022
Sale of Common Stock	(44,375)	12.0473	08/23/2022
Purchase of Forward Contract	44,375	12.0546	08/23/2022
Purchase of Common Stock	16,330	12.0260	08/23/2022
Purchase of Common Stock	7,100	12.1008	08/24/2022
Sale of Common Stock	(23,430)	12.3988	08/25/2022
Purchase of Forward Contract	23,430	12.4008	08/25/2022
Purchase of Common Stock	28,400	11.9144	08/26/2022
Purchase of Forward Contract	28,400	11.8888	08/29/2022
Sale of Common Stock	(28,400)	11.8843	08/29/2022
Purchase of Common Stock	3,550	11.8238	08/29/2022
Purchase of Common Stock	3,550	11.8869	08/29/2022
Purchase of Common Stock	1,775	11.9911	08/30/2022
Purchase of Common Stock	5,325	11.7614	08/30/2022
Purchase of Common Stock	6,683	11.5374	08/31/2022
Purchase of Common Stock	7,100	11.6365	08/31/2022
Purchase of Common Stock	14,411	11.3124	09/01/2022
Purchase of Common Stock	3,500	11.2497	09/02/2022
Sale of Common Stock	(42,394)	11.3600	09/02/2022
Purchase of Forward Contract	42,394	11.3687	09/02/2022
Purchase of Common Stock	7,000	11.8317	09/08/2022
Purchase of Common Stock	638	12.7384	09/09/2022
Purchase of Common Stock	2,520	13.2250	09/09/2022
Purchase of Common Stock	11,200	13.0958	09/09/2022
Purchase of Common Stock	609	13.2450	09/09/2022
Purchase of Forward Contract	24,500	13.3444	09/12/2022
Purchase of Common Stock	3,262	13.3650	09/12/2022
Sale of Common Stock	(24,500)	13.3320	09/12/2022
Purchase of Common Stock	14,671	13.4381	09/12/2022
Purchase of Common Stock	28,000	12.8178	09/13/2022
Purchase of Forward Contract	46,900	12.8296	09/14/2022
Sale of Common Stock	(46,900)	12.8154	09/14/2022
Purchase of Common Stock	14,700	12.8430	09/14/2022
Purchase of Common Stock	14,000	12.9865	09/15/2022
Purchase of Common Stock	17,500	12.3587	09/16/2022
Sale of Common Stock	(46,200)	12.3722	09/19/2022
Purchase of Forward Contract	46,200	12.3798	09/19/2022
Purchase of Common Stock	14,000	12.2714	09/20/2022
Purchase of Common Stock	8,050	12.1950	09/21/2022
Purchase of Common Stock	10,850	11.9568	09/21/2022
Purchase of Common Stock	10,500	11.7517	09/21/2022
Purchase of Common Stock	5,862	11.5697	09/22/2022
Sale of Common Stock	(21,700)	11.1880	09/22/2022
Sale of Common Stock	(21,700)	11.1918	09/22/2022
Purchase of Forward Contract	43,400	11.1968	09/22/2022
Purchase of Common Stock	15,050	11.1610	09/22/2022
Purchase of Common Stock	21,018	10.0329	09/23/2022
Sale of Common Stock	(41,930)	9.8830	09/26/2022
Purchase of Forward Contract	41,930	9.8962	09/26/2022
Purchase of Common Stock	3,500	9.8056	09/26/2022
Sale of Common Stock	(3,500)	10.0581	09/27/2022
Purchase of Forward Contract	3,500	10.0656	09/27/2022
Purchase of Common Stock	3,500	11.8324	10/06/2022
Exercise of Forward Contract	1,292,476	11.4004	10/07/2022
Exercise of Forward Contract	51,000	13.6237	10/07/2022
Purchase of Common Stock	5,250	11.1660	10/07/2022
Purchase of Common Stock	63,650	11.1802	10/10/2022
Purchase of Common Stock	66,242	11.0316	10/11/2022
Purchase of Common Stock	15,496	11.4363	10/18/2022
Purchase of Common Stock	112,815	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD P FUND LP

Purchase of Forward Contract	1,327,081	11.1802	10/10/2022
Purchase of Forward Contract	1,381,125	11.0316	10/11/2022
Purchase of Forward Contract	164,375	11.0285	10/12/2022
Purchase of Forward Contract	493,124	10.7628	10/13/2022
Purchase of Forward Contract	328,750	10.4754	10/14/2022
Purchase of Forward Contract	378,988	10.7870	10/17/2022
Purchase of Forward Contract	225,794	11.4363	10/18/2022
Purchase of Forward Contract	344,442	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	556	12.0600	08/22/2022
Purchase of Common Stock	6,500	12.0853	08/22/2022
Purchase of Forward Contract	39,000	12.0852	08/22/2022
Sale of Common Stock	(39,000)	12.0666	08/22/2022
Purchase of Common Stock	20,051	12.0865	08/22/2022
Sale of Common Stock	(32,500)	12.0473	08/23/2022
Purchase of Forward Contract	32,500	12.0546	08/23/2022
Purchase of Common Stock	11,960	12.0260	08/23/2022
Purchase of Common Stock	5,200	12.1008	08/24/2022
Sale of Common Stock	(17,160)	12.3988	08/25/2022
Purchase of Forward Contract	17,160	12.4008	08/25/2022
Purchase of Common Stock	20,800	11.9144	08/26/2022
Purchase of Forward Contract	20,800	11.8888	08/29/2022
Sale of Common Stock	(20,800)	11.8843	08/29/2022
Purchase of Common Stock	2,600	11.8238	08/29/2022
Purchase of Common Stock	2,600	11.8869	08/29/2022
Purchase of Common Stock	1,300	11.9911	08/30/2022
Purchase of Common Stock	3,900	11.7614	08/30/2022
Purchase of Common Stock	4,895	11.5374	08/31/2022
Purchase of Common Stock	5,200	11.6365	08/31/2022
Purchase of Common Stock	10,705	11.3124	09/01/2022
Purchase of Common Stock	2,600	11.2497	09/02/2022
Sale of Common Stock	(31,200)	11.3600	09/02/2022
Purchase of Forward Contract	31,200	11.3687	09/02/2022
Purchase of Common Stock	5,200	11.8317	09/08/2022
Purchase of Common Stock	474	12.7384	09/09/2022
Purchase of Common Stock	1,872	13.2250	09/09/2022
Purchase of Common Stock	8,320	13.0958	09/09/2022
Purchase of Common Stock	452	13.2450	09/09/2022
Purchase of Forward Contract	18,200	13.3444	09/12/2022
Purchase of Common Stock	2,423	13.3650	09/12/2022
Sale of Common Stock	(18,200)	13.3320	09/12/2022
Purchase of Common Stock	10,898	13.4381	09/12/2022
Purchase of Common Stock	20,800	12.8178	09/13/2022
Purchase of Forward Contract	34,839	12.8296	09/14/2022
Sale of Common Stock	(34,839)	12.8154	09/14/2022
Purchase of Common Stock	10,920	12.8430	09/14/2022
Purchase of Common Stock	10,400	12.9865	09/15/2022
Purchase of Common Stock	13,000	12.3587	09/16/2022
Sale of Common Stock	(34,320)	12.3722	09/19/2022
Purchase of Forward Contract	34,320	12.3798	09/19/2022
Purchase of Common Stock	10,400	12.2714	09/20/2022
Purchase of Common Stock	5,980	12.1950	09/21/2022
Purchase of Common Stock	8,060	11.9568	09/21/2022
Purchase of Common Stock	7,800	11.7517	09/21/2022
Purchase of Common Stock	4,355	11.5697	09/22/2022
Sale of Common Stock	(16,120)	11.1880	09/22/2022
Sale of Common Stock	(16,120)	11.1918	09/22/2022
Purchase of Forward Contract	32,240	11.1968	09/22/2022
Purchase of Common Stock	11,180	11.1610	09/22/2022
Purchase of Common Stock	15,613	10.0329	09/23/2022
Sale of Common Stock	(31,148)	9.8830	09/26/2022
Purchase of Forward Contract	31,148	9.8962	09/26/2022
Purchase of Common Stock	2,600	9.8056	09/26/2022
Sale of Common Stock	(2,600)	10.0581	09/27/2022
Purchase of Forward Contract	2,600	10.0656	09/27/2022
Purchase of Common Stock	2,600	11.8324	10/06/2022
Exercise of Forward Contract	941,407	11.3878	10/07/2022
Exercise of Forward Contract	31,200	13.6237	10/07/2022
Purchase of Common Stock	3,900	11.1660	10/07/2022
Purchase of Common Stock	47,283	11.1802	10/10/2022
Purchase of Common Stock	49,209	11.0316	10/11/2022
Purchase of Common Stock	5,566	11.0285	10/12/2022
Purchase of Common Stock	16,698	10.7628	10/13/2022
Purchase of Common Stock	11,131	10.4754	10/14/2022
Purchase of Common Stock	15,348	11.4363	10/18/2022
Purchase of Common Stock	90,498	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	385	12.0600	08/22/2022
Purchase of Common Stock	4,500	12.0853	08/22/2022
Purchase of Forward Contract	27,000	12.0852	08/22/2022
Sale of Common Stock	(27,000)	12.0666	08/22/2022
Purchase of Common Stock	13,881	12.0865	08/22/2022
Sale of Common Stock	(22,499)	12.0473	08/23/2022
Purchase of Forward Contract	22,499	12.0546	08/23/2022
Purchase of Common Stock	8,280	12.0260	08/23/2022
Purchase of Common Stock	3,600	12.1008	08/24/2022
Sale of Common Stock	(11,880)	12.3988	08/25/2022
Purchase of Forward Contract	11,880	12.4008	08/25/2022
Purchase of Common Stock	14,400	11.9144	08/26/2022
Purchase of Forward Contract	14,400	11.8888	08/29/2022
Sale of Common Stock	(14,400)	11.8843	08/29/2022
Purchase of Common Stock	1,800	11.8238	08/29/2022
Purchase of Common Stock	1,800	11.8869	08/29/2022
Purchase of Common Stock	900	11.9911	08/30/2022
Purchase of Common Stock	2,700	11.7614	08/30/2022
Purchase of Common Stock	3,389	11.5374	08/31/2022
Purchase of Common Stock	3,600	11.6365	08/31/2022
Purchase of Common Stock	6,176	11.3124	09/01/2022
Purchase of Common Stock	1,500	11.2497	09/02/2022
Sale of Common Stock	(20,365)	11.3600	09/02/2022
Purchase of Forward Contract	20,365	11.3687	09/02/2022
Purchase of Common Stock	3,000	11.8317	09/08/2022
Purchase of Common Stock	273	12.7384	09/09/2022
Purchase of Common Stock	1,080	13.2250	09/09/2022
Purchase of Common Stock	4,800	13.0958	09/09/2022
Purchase of Common Stock	261	13.2450	09/09/2022
Purchase of Forward Contract	10,500	13.3444	09/12/2022
Purchase of Common Stock	1,398	13.3650	09/12/2022
Sale of Common Stock	(10,500)	13.3320	09/12/2022
Purchase of Common Stock	6,288	13.4381	09/12/2022
Purchase of Common Stock	12,000	12.8178	09/13/2022
Purchase of Forward Contract	20,100	12.8296	09/14/2022
Sale of Common Stock	(20,100)	12.8154	09/14/2022
Purchase of Common Stock	6,300	12.8430	09/14/2022
Purchase of Common Stock	6,000	12.9865	09/15/2022
Purchase of Common Stock	7,500	12.3587	09/16/2022
Sale of Common Stock	(19,800)	12.3722	09/19/2022
Purchase of Forward Contract	19,800	12.3798	09/19/2022
Purchase of Common Stock	6,000	12.2714	09/20/2022
Purchase of Common Stock	3,450	12.1950	09/21/2022
Purchase of Common Stock	4,650	11.9568	09/21/2022
Purchase of Common Stock	4,500	11.7517	09/21/2022
Purchase of Common Stock	2,512	11.5697	09/22/2022
Sale of Common Stock	(9,300)	11.1880	09/22/2022
Sale of Common Stock	(9,300)	11.1918	09/22/2022
Purchase of Forward Contract	18,600	11.1968	09/22/2022
Purchase of Common Stock	6,450	11.1610	09/22/2022
Purchase of Common Stock	9,008	10.0329	09/23/2022
Sale of Common Stock	(17,970)	9.8830	09/26/2022
Purchase of Forward Contract	17,970	9.8962	09/26/2022
Purchase of Common Stock	1,500	9.8056	09/26/2022
Sale of Common Stock	(1,500)	10.0581	09/27/2022
Purchase of Forward Contract	1,500	10.0656	09/27/2022
Purchase of Common Stock	1,450	11.8324	10/06/2022
Exercise of Forward Contract	624,240	11.3854	10/07/2022
Exercise of Forward Contract	21,500	13.6237	10/07/2022
Purchase of Common Stock	2,175	11.1660	10/07/2022
Purchase of Common Stock	28,594	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	1,434	12.0600	08/22/2022
Purchase of Common Stock	16,750	12.0853	08/22/2022
Purchase of Forward Contract	100,500	12.0852	08/22/2022
Sale of Common Stock	(100,500)	12.0666	08/22/2022
Purchase of Common Stock	51,669	12.0865	08/22/2022
Sale of Common Stock	(83,750)	12.0473	08/23/2022
Purchase of Forward Contract	83,750	12.0546	08/23/2022
Purchase of Common Stock	30,820	12.0260	08/23/2022
Purchase of Common Stock	13,400	12.1008	08/24/2022
Sale of Common Stock	(44,220)	12.3988	08/25/2022
Purchase of Forward Contract	44,220	12.4008	08/25/2022
Purchase of Common Stock	53,600	11.9144	08/26/2022
Purchase of Forward Contract	53,600	11.8888	08/29/2022
Sale of Common Stock	(53,600)	11.8843	08/29/2022
Purchase of Common Stock	6,700	11.8238	08/29/2022
Purchase of Common Stock	6,700	11.8869	08/29/2022
Purchase of Common Stock	3,350	11.9911	08/30/2022
Purchase of Common Stock	10,050	11.7614	08/30/2022
Purchase of Common Stock	12,614	11.5374	08/31/2022
Purchase of Common Stock	13,400	11.6365	08/31/2022
Purchase of Common Stock	27,586	11.3124	09/01/2022
Purchase of Common Stock	6,700	11.2497	09/02/2022
Sale of Common Stock	(80,400)	11.3600	09/02/2022
Purchase of Forward Contract	80,400	11.3687	09/02/2022
Purchase of Common Stock	13,400	11.8317	09/08/2022
Purchase of Common Stock	1,221	12.7384	09/09/2022
Purchase of Common Stock	4,824	13.2250	09/09/2022
Purchase of Common Stock	21,440	13.0958	09/09/2022
Purchase of Common Stock	1,166	13.2450	09/09/2022
Purchase of Forward Contract	46,900	13.3444	09/12/2022
Purchase of Common Stock	6,245	13.3650	09/12/2022
Sale of Common Stock	(46,900)	13.3320	09/12/2022
Purchase of Common Stock	28,085	13.4381	09/12/2022
Purchase of Common Stock	53,600	12.8178	09/13/2022
Purchase of Forward Contract	89,781	12.8296	09/14/2022
Sale of Common Stock	(89,781)	12.8154	09/14/2022
Purchase of Common Stock	28,140	12.8430	09/14/2022
Purchase of Common Stock	26,800	12.9865	09/15/2022
Purchase of Common Stock	33,500	12.3587	09/16/2022
Sale of Common Stock	(88,440)	12.3722	09/19/2022
Purchase of Forward Contract	88,440	12.3798	09/19/2022
Purchase of Common Stock	26,800	12.2714	09/20/2022
Purchase of Common Stock	15,410	12.1950	09/21/2022
Purchase of Common Stock	20,770	11.9568	09/21/2022
Purchase of Common Stock	20,100	11.7517	09/21/2022
Purchase of Common Stock	11,221	11.5697	09/22/2022
Sale of Common Stock	(41,540)	11.1880	09/22/2022
Sale of Common Stock	(41,540)	11.1918	09/22/2022
Purchase of Forward Contract	83,080	11.1968	09/22/2022
Purchase of Common Stock	28,810	11.1610	09/22/2022
Purchase of Common Stock	40,235	10.0329	09/23/2022
Sale of Common Stock	(80,266)	9.8830	09/26/2022
Purchase of Forward Contract	80,266	9.8962	09/26/2022
Purchase of Common Stock	6,700	9.8056	09/26/2022
Sale of Common Stock	(6,700)	10.0581	09/27/2022
Purchase of Forward Contract	6,700	10.0656	09/27/2022
Purchase of Common Stock	6,550	11.8324	10/06/2022
Exercise of Forward Contract	80,400	13.6237	10/07/2022
Purchase of Common Stock	9,825	11.1660	10/07/2022
Purchase of Common Stock	119,117	11.1802	10/10/2022
Purchase of Common Stock	123,968	11.0316	10/11/2022
Purchase of Common Stock	14,021	11.0285	10/12/2022
Purchase of Common Stock	42,063	10.7628	10/13/2022
Purchase of Common Stock	28,042	10.4754	10/14/2022
Exercise of Forward Contract	2,421,736	11.4003	10/18/2022
Purchase of Common Stock	38,664	11.4363	10/18/2022
Purchase of Common Stock	218,720	11.3029	10/19/2022

CUSIP No. 92537N108

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	1,145	12.0600	08/22/2022
Purchase of Common Stock	13,375	12.0853	08/22/2022
Purchase of Forward Contract	80,249	12.0852	08/22/2022
Sale of Common Stock	(80,249)	12.0666	08/22/2022
Purchase of Common Stock	41,258	12.0865	08/22/2022
Sale of Common Stock	(66,875)	12.0473	08/23/2022
Purchase of Forward Contract	66,875	12.0546	08/23/2022
Purchase of Common Stock	24,610	12.0260	08/23/2022
Purchase of Common Stock	10,700	12.1008	08/24/2022
Sale of Common Stock	(35,310)	12.3988	08/25/2022
Purchase of Forward Contract	35,310	12.4008	08/25/2022
Purchase of Common Stock	42,800	11.9144	08/26/2022
Purchase of Forward Contract	42,800	11.8888	08/29/2022
Sale of Common Stock	(42,800)	11.8843	08/29/2022
Purchase of Common Stock	5,350	11.8238	08/29/2022
Purchase of Common Stock	5,350	11.8869	08/29/2022
Purchase of Common Stock	2,675	11.9911	08/30/2022
Purchase of Common Stock	8,025	11.7614	08/30/2022
Purchase of Common Stock	10,072	11.5374	08/31/2022
Purchase of Common Stock	10,700	11.6365	08/31/2022
Purchase of Common Stock	21,204	11.3124	09/01/2022
Purchase of Common Stock	5,150	11.2497	09/02/2022
Sale of Common Stock	(63,376)	11.3600	09/02/2022
Purchase of Forward Contract	63,376	11.3687	09/02/2022
Purchase of Common Stock	10,300	11.8317	09/08/2022
Purchase of Common Stock	938	12.7384	09/09/2022
Purchase of Common Stock	3,708	13.2250	09/09/2022
Purchase of Common Stock	16,480	13.0958	09/09/2022
Purchase of Common Stock	896	13.2450	09/09/2022
Purchase of Forward Contract	36,050	13.3444	09/12/2022
Purchase of Common Stock	4,800	13.3650	09/12/2022
Sale of Common Stock	(36,050)	13.3320	09/12/2022
Purchase of Common Stock	21,588	13.4381	09/12/2022
Purchase of Common Stock	41,200	12.8178	09/13/2022
Purchase of Forward Contract	69,010	12.8296	09/14/2022
Sale of Common Stock	(69,010)	12.8154	09/14/2022
Purchase of Common Stock	21,630	12.8430	09/14/2022
Purchase of Common Stock	20,600	12.9865	09/15/2022
Purchase of Common Stock	25,750	12.3587	09/16/2022
Sale of Common Stock	(67,980)	12.3722	09/19/2022
Purchase of Forward Contract	67,980	12.3798	09/19/2022
Purchase of Common Stock	20,600	12.2714	09/20/2022
Purchase of Common Stock	11,845	12.1950	09/21/2022
Purchase of Common Stock	15,965	11.9568	09/21/2022
Purchase of Common Stock	15,450	11.7517	09/21/2022
Purchase of Common Stock	8,625	11.5697	09/22/2022
Sale of Common Stock	(31,930)	11.1880	09/22/2022
Sale of Common Stock	(31,930)	11.1918	09/22/2022
Purchase of Forward Contract	63,860	11.1968	09/22/2022
Purchase of Common Stock	22,145	11.1610	09/22/2022
Purchase of Common Stock	30,927	10.0329	09/23/2022
Sale of Common Stock	(61,697)	9.8830	09/26/2022
Purchase of Forward Contract	61,697	9.8962	09/26/2022
Purchase of Common Stock	5,150	9.8056	09/26/2022
Sale of Common Stock	(5,150)	10.0581	09/27/2022
Purchase of Forward Contract	5,150	10.0656	09/27/2022
Purchase of Common Stock	5,050	11.8324	10/06/2022
Exercise of Forward Contract	1,915,932	9.7009	10/07/2022
Exercise of Forward Contract	63,600	11.0476	10/07/2022
Purchase of Common Stock	7,575	11.1660	10/07/2022
Purchase of Common Stock	91,838	11.1802	10/10/2022
Purchase of Common Stock	95,578	11.0316	10/11/2022
Purchase of Common Stock	22,591	11.4363	10/18/2022
Purchase of Common Stock	172,770	11.3029	10/19/2022